Mail Stop 3561

      December 15, 2005


Thomas A. Murdock
President, CEO
Fonix Corporation
9350 S 150 E, Suite 700
Salt Lake City, Utah  84070

      Re:	Fonix Corporation
      Amendment No. 1 to Form S-1
      Filed December 2, 2005
		File No. 333-129092

		Amendment No. 1 to Form S-1
		Filed December 2, 2005
		File No. 333-129236

		Preliminary Revised Schedule 14A
		Filed December 2, 2005
		File No. 0-23862

Dear Mr. Murdock:

      We have limited our review of your Form S-1, file number
333-
129092, to consideration of your disclosure concerning your equity line agreement and related matters and have the following comments.
Note that we are reviewing the other referenced filings only to the extent that our comments on your Form S-1 apply to the disclosure in those filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Amendment No. 1 to Form S-1, File Number 333-129092

General
1. We note your response to our prior comment number two.
However,
we believe the blackout shares are not ripe for resale, or registration, at this time because your issuance of the shares is contingent on, among other things, the instant registration statement`s not being available for use. Therefore, please remove any disclosure that suggests the blackout shares are being registered now. If you actually incur the liquidated damages, and hence, the blackout shares become determinable, then at that time you may file a registration statement covering those shares.
2. We note your response to our prior comment six that "the natural person who controls Southridge also shares investment control over Queen LLC." We also note that Southridge owns shares of Fonix preferred stock that convert into Fonix common stock based upon a floating exchange ratio tied to the market price of the common stock.
As a result of this floating exchange ratio, we view Queen`s obligation under the equity line financing as not being irrevocable because of its affiliate`s ability to engage in market transactions that could indirectly trigger restrictions on Queen`s ability to receive shares under the equity line financing. Therefore, we do not view the equity line financing as properly structured under
Section 5
of the Securities Act of 1933. As a result, please withdraw this registration statement or provide us your analysis as to why Queen remains irrevocably bound to receive shares under the equity line financing.

Summary, page 2
3. We note your response to our prior comment number one. Please also discuss the following in the summary:

* the aggregate amount of your debt obligations, noting generally the kinds of debt involved, including unpaid wages and vendor accounts;
* that Queen, Southridge and McCormack are controlled by the same individual; and
* that you have granted a security interest that could equal $x amount of the proceeds from the seventh equity line.
4. Briefly explain the significance of the McCormack note that you mention on page four. Consider tying such explanation to your discussion on page three of the LTEL acquisition, if appropriate.
5. Please indicate whether The Breckenridge Fund and Southridge Partners are affiliates or have the same beneficial owners.

Risk Factors, page 8

There is an increased potential for short sales..., page 11
6. Describe to what extent, under the federal securities laws and the terms of your Queen equity line agreements, Queen is permitted to sell short your common stock.

Our primary source of funding recently..., page 12
7. We note your responses to our prior comments six, eleven and twelve. Please address any risk to investors if the money from the equity line is being used primarily to satisfy debt and other payment obligations to McCormack or Southridge, rather than for other business purposes. Also address how this situation, including your dependence on advances from Queen (which is controlled by the same individual who controls McCormack and Southridge), could affect McCormack`s or Southridge`s behavior towards you regarding such payment obligations-for example, on waivers or forgiveness of defaults or on debt terms.

Liquidity and Capital Resources, page 40
8. Please describe briefly the events that constitute events of default under your material agreements, particularly under the note payable to McCormack, and the consequences of default.

Equity Lines of Credit, page 46
9. Please also include your response to our prior comment 16 in the prospectus.

Selling Shareholders, page 65
10. We note your response to our prior comment six that "the natural person who controls Southridge also shares investment control over Queen LLC." Please reconcile this statement with your disclosure on page 66 of the person who has investment control over Queen. In addition, revise the first paragraph of this section regarding the lack of any relationships between you and any of Queen`s affiliates to reflect the transactions with McCormack and Southridge.
11. Given that Queen, Southridge and McCormack are controlled by the same individual, address whether the calculation of beneficial ownership for purposes of the 4.999% ownership limitation contained in the equity line agreement or the Series J Preferred Stock purchase agreement takes into account those Fonix shares beneficially owned by the investor`s affiliates. For example, indicate whether the calculation of Queen`s beneficial ownership includes Fonix shares beneficially owned by Southridge or McCormack.

Amendment No. 1 to Form S-1, File Number 333-129236
12. To the extent applicable, revise to comply with the comments above.
13. Please provide us with a copy of the assignment agreement between
Southridge, The Breckenridge Fund and Fonix.

Preliminary Revised Schedule 14A
14. To the extent applicable, revise to comply with the comments above.
15. Revise the second paragraph under "Proposal No. 3 - Background of the Proposed Amendment" to clarify that you may utilize shares from the additional authorized increase to satisfy your obligations under the seventh equity line agreement. Also disclose the portion of the additional shares that may be used to draw funds under the equity line. If you may use all of the additional shares for this purpose, please make this clear in your proxy materials.

*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or me, at 202-551-3833, with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief




Mr. Murdock
Fonix Corporation
December 15, 2005
Page 5